[TranS1 Inc. Letterhead]

April 30, 2013

VIA EDGAR SUBMISSION

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TranS1 Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed April 10, 2013

File No. 001-33744

Dear Ms. Ravitz:

Set forth below is our response to your comment letter dated April 25, 2013 regarding the above-referenced revised preliminary proxy statement (the “Proxy Statement”) filed by TranS1 Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience. Capitalized terms not defined herein shall have the meaning ascribed to them in the Proxy Statement.

Background of the Merger, page 31

1.	Please expand your response to prior comment 7 to disclose how Baxano was “the most viable” option out of the other potential acquisition targets your board identified.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 31 of Amendment No. 2 to the Proxy Statement (the “Amendment”) in response to the Staff’s comment.

Additional Indebtedness, page 54

2.	We note your revision in response to prior comment 13 and your statement on page 54 that holders of shares of Baxano Series C Preferred Stock will receive less consideration for the merger due to the Baxano Notes issued on March 28, 2013. Please explain how this affects your calculation of the merger consideration disclosed throughout your filing. Also, please refer to the second bullet point on page 36 which states that the proceeds in the transaction are not sufficient to provide consideration to all Baxano shareholders. It is not clear what you mean by this disclosure, since apparently all Baxano shareholders will receive the same per share consideration.

Ms. Amanda Ravitz

April 30, 2013

RESPONSE:

With respect to the first two sentences of the Staff’s comment, the merger consideration to be paid to acquire Baxano is intended to provide Baxano securityholders with ownership of 28% of the Company’s post-closing outstanding shares of common stock (excluding the impact of the Private Placement Transaction) prior to certain adjustments to the number of shares the Company will issue as merger consideration pursuant to the Merger Agreement. The number of shares comprising the merger consideration was unaffected by the issuance of $500,000 of additional Baxano Notes on March 28, 2013.

As disclosed in “Allocation of Merger Consideration” on page 48 of the Amendment, the merger consideration will be allocated first to holders of Baxano Notes and then to Baxano stockholders in accordance with Baxano’s certificate of incorporation, with shares of Series C Preferred Stock participating in the merger proceeds before shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, and Common Stock. The Company anticipates that no merger consideration will be allocated to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, and Common Stock because the merger consideration is insufficient to even pay off the Baxano Notes and the full liquidation preference of the Series C Preferred Stock. Accordingly, the issuance of the additional Baxano Notes on March 28, 2013 merely affects the allocation of $500,000 worth of shares as between the holders of Baxano Notes and the holders of Baxano Series C Preferred Stock. Because the overall number of shares to be issued by the Company as merger consideration is unchanged and we do not believe the allocation of those proceeds as between those two groups of Baxano securityholders is material to the Company’s stockholders, the Company respectfully submits that additional disclosure throughout its filing explaining how the issuance of the additional Baxano Notes on March 28, 2013 affects the Company’s calculation of the merger consideration will not materially enhance the understanding of the Company’s stockholders regarding the Merger. However, in response to the first two sentences of the Staff’s comment, the Company has revised the disclosure on page 57 of the Amendment to confirm that the aggregate merger consideration is not increased as a result of the issuance of the additional Baxano Notes on March 28, 2013.

In response to the last two sentences of the Staff’s comment, the Company acknowledges the Staff’s comment, and the Company has revised the disclosure on page 36 of the Amendment.

Ms. Amanda Ravitz

April 30, 2013

Baxano Financial Analyses, page 55

3.	We note that Stifel relied on your financial projections and estimates when preparing the Discounted Cash Flow Analysis. Please revise your description of the Discounted Cash Flow Analysis to disclose the projections upon which Stifel relied.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41–46 of the Amendment in response to the Staff’s comment.

Merger Financial Analysis, page 56

4.	We note that Stifel relied on your financial projections and estimates when preparing the Pro Forma Discounted Cash Flow Analysis. Please revise your description of the Pro Forma Discounted Cash Flow Analysis to disclose the projections upon which Stifel relied. These disclosures should include a list and quantification of the “Synergy Assumptions” underlying any of the analyses.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41–46 of the Amendment in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 99

5.	Please revise footnote 4 to identify the natural person or persons who exercise voting or dispositive control over the securities.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 105 of the Amendment in response to the Staff’s comment.

*      *     *     *     *

As requested in your April 25, 2013 letter, with respect to the Proxy Statement, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Amanda Ravitz

April 30, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact our legal counsel, Margaret N. Rosenfeld at (919) 821-6714 or Amy S. Wallace at (919) 821-6706.

Sincerely,

/s/ Ken Reali
Ken Reali
Chief Executive Officer